June 30, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Geoff Kruczek

Re:	Tuscan Holdings Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 23, 2021

File No. 001-38826

Dear Mr. Kruczek:

On behalf of Tuscan Holdings Corp. (the “Company”), reference is made to the letter dated June 29, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Separately today, the Company has submitted to the Commission Amendment No. 3 to the Proxy Statement (“Amendment No. 3”) through EDGAR in response to the Staff’s comment. Amendment No. 3 has been marked to indicate changes from the Proxy Statement.

For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to Amendment No. 3, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Revised Preliminary Proxy Statement on Schedule 14A filed June 23, 2021

Selected Historical Financial Information - Tuscan, page 32

1.	We note your response to prior comment 1; however, the amounts presented for Common stock subject to possible redemption do not correspond to the amounts presented in the historical financial statements and should be revised.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 32 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Statements, page 134

2.	We note your response to prior comment 4; however, although the pro forma balance sheet reflects transaction costs of $21.1 million as an adjustment to retained earnings, as disclosed in adjustment (G) of note 3, these transaction costs have not been reflected as non-recurring expenses in the pro forma statement of operations for the year ended December 31, 2020 even though that statement is presented as if the transaction occurred on January 1, 2020. Please revise the pro forma statement of operations for the year ended December 31, 2020 accordingly as required by Rule 11-02(a)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the pro forma statement of operations for the year ended December 31 to expense $21.1 million of transaction costs. The Company has revised its disclosure on pages 32, 36, 37, 139, 143, 144 and 145 of Amendment No. 3.

* * *

Please do not hesitate to contact Kevin Friedmann at (312) 456-1072, Laurie Green at (954) 768-8232, or the undersigned at (305) 579-0576, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Alan Annex
Alan Annex

cc: Stephen Vogel, Tuscan Holdings Corp.